Exhibit 10.28

TECHNOLOGY SUBLICENSE AGREEMENT

This Technology Sublicense Agreement (this “Agreement”) of 13 November, 2019, by and among IMPACT RECYCLING LIMITED, incorporated and registered in Scotland with company number SC489143 whose registered office is at 16 Abbotsinch Road, Grangemouth, Stirlingshire, FK39UX (“Sublicensor”), and IMPACT LABORATORIES LIMITED, a limited company incorporated and registered in Scotland with company number SC230837 whose registered office is at 16 Abbotsinch Road, Grangemouth, Stirlingshire, FK39UX (“Licensor”) and PURECYCLE TECHNOLOGIES, LLC, a Delaware limited liability company having a principal place of business at 3452 Lake Lynda Drive, Building 100, Suite 151, Orlando, FL 32817 (“Sublicensee”).

RECITALS:

WHEREAS, pursuant to a license agreement between Sublicensor and Licensor dated 1 February, 2019 (“License Agreement”), Sublicensor has been granted an exclusive license by Licensor with respect to certain patent rights relating to separation technology for plastics;

WHEREAS, Sublicensee desires to obtain from Sublicensor, and Sublicensor desires to provide to Sublicensee subject to the terms and conditions set forth in this Agreement and the License Agreement, a limited sublicense to use the Sublicensed Technology (as defined herein) in order to manufacture and sell Licensed Products (as defined herein); and

WHEREAS, Licensor joins this Agreement for the sole purpose of establishing its agreement to the terms of Section 13 hereof.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, the Parties hereto (each, a “Party” and collectively, the “Parties”) agree as follows:

1.	Definitions.

1.1	The following terms shall have the stated meanings:

“BOSS Unit” means the latest generation TwinBOSS unit which is expected to have a final design size and a tonnage throughput of between 2.7 and 3 mT per hour.

“Confidential Information” means all non-public, confidential, or proprietary information (including Proprietary Information) of the Disclosing Party, whether in oral, written, electronic, or other form or media, whether or not such information is marked, designated, or otherwise identified as “confidential” and any information that, due to the nature of its subject matter or circumstances surrounding its disclosure, would reasonably be understood to be confidential or proprietary. Confidential Information does not include information that the Receiving Party can demonstrate by documentation: (a) was already known to the Receiving Party without restriction on use or disclosure prior to receipt of such information directly or indirectly from or on behalf of the Disclosing Party; (b) was or is independently developed by the Receiving Party without reference to or use of any Confidential Information; (c) was or becomes generally known by the public other than by breach of this Agreement by, or other wrongful act of, the Receiving Party; or (d) was received by the Receiving Party from a third party who was not, at the time of receipt, under any obligation to the Disclosing Party or any other Person to maintain the confidentiality of such information.

“CPI” means the Consumer Price Index of the United States of America as published by the United States Department of Labor.

“Derivative Technology” means any and all inventions and know-how discovered, created, or developed from or as a result of Sublicensee’s use of Sublicensed Technology that are modifications of and/or enhancement of the Sublicensed Technology.

“Exclusive Field of Use” means the field of separation technology for plastics in any form or application used to prepare feedstock for purification treatment involving the P&G Technology.

“Effective Date” means the date the Sublicensee discharges the Initial License Fee.

“Initial License Fee” means the payment to be made under Article 3.1(a).

“Licensed Products” means product(s) created through a process that is covered in whole or in part by an issued, unexpired claim or a pending claim contained in a Patent.

“Longstop Date” means 31 May 2020.

“Net Sales” means the gross sales of all Licensed Products by Sublicensee or its sub-sublicensees less rebates, credits for returns, customer discounts given in the usual course of business and customer agreement defined incentives relating to the Licensed Product, in each case actually allowed and taken.

“Non-exclusive Field of Use” shall mean means the field of separation technology for plastics in any form or application other than in the Exclusive Field of Use.

“Patents” means (i) the patents and patent applications identified on Exhibit A, as such Exhibit A is revised from time to time by Sublicensor to add any other patents and patent applications filed after the Effective Date relating to Licensed Products, (ii) all foreign counterparts thereof, (iii) all divisionals, continuations, continuations-in-part of any of the foregoing, and any foreign counterparts thereof, and (iv) all patents issuing on any of the foregoing, together with all registrations, reissues, re-examinations, supplemental protection certificates, or extensions thereof, and any foreign counterparts thereof.

“P&G Technology” means the technology invented by The Procter & Gamble Company described by the unexpired claim or a pending claim contained in the patents identified on Exhibit B.

“Proprietary Information” means any non-public information related to Patents, including but not limited to any claims and information contained in any pending and unpublished patent applications.

“Representatives” means a Party’s employees, officers, directors, consultants, legal advisors and investors or potential investors.

“Sublicensor’s BOSS Unit Cost” means the total cost incurred by the Sublicensor in producing, shipping, installing and commissioning a BOSS Unit for use by the Sublicensee under this Technology Sublicense Agreement inclusive of any non-recoverable sales related costs, commissions and royalties but exclusive of any fees charged by Sublicensor to any equipment manufacturer.

“Sublicensed Technology” means the Patents.

“Territory” means worldwide.

2	GRANT OF LICENSE.

2.1         Grant. Subject to the terms and conditions of this Agreement, from the Effective Date Sublicensor hereby grants to Sublicensee a license under the Patents to use the Sublicensed Technology during the term of this Agreement to develop, manufacture, market, distribute, use and sell the Licensed Products, on a non-exclusive basis in the Non-exclusive Field of Use, and on an exclusive basis in the Exclusive Field of Use. After the Effective Date and during the term of this Agreement, Sublicensor shall not grant any sublicense to any party in the Territory for purposes of developing, making, marketing and selling the Licensed Products in the Exclusive Field of Use. If the Sublicensee has not paid the Initial Licence Fee in full by the Longstop Date, this Agreement will automatically terminate with immediate effect. In the event of termination under this clause 2.1:-

(a)	the Sublicensor will have no liability to the Sublicensee and will be free to grant a sublicence to a third party and to use the Sublicensed Technology as it wishes in accordance with the scope of the License; and

(b)	the Sublicensee will have no liability to the Sublicensor resulting from such failure to pay; provided that, such event shall not waive the rights of Sublicensor with respect to any breach of this Agreement not related to such nonpayment.

2.2         Sub-sublicense. Sublicensee cannot sub-sublicense the Sublicensed Technology without the Sublicensor’s prior written consent, not to be unreasonably withheld, conditioned or delayed. All sub-sublicenses under this Agreement:

(a)	shall be in the Exclusive Field of Use;

(b)	shall be in writing executed by both Sublicensee and its sub-sublicensee; and

(c)	shall contain obligations of the sub-sublicensee substantially similar to those obligations of Sublicensee set forth in this Agreement.

Sublicensee shall provide a copy of the executed version of each sub-sublicense agreement hereunder to Sublicensor within thirty (30) days after execution thereof by both parties thereto.

2.3         Ownership. Notwithstanding anything contained in this Agreement to the contrary, (i) as between Sublicensor and Sublicensee, Sublicensor retains all ownership rights in and to Sublicensed Technology and its Proprietary Information, (ii) all rights not expressly granted to Sublicensee hereunder are reserved to Sublicensor, and (iii) no license or other right is granted to Sublicensee (either expressly or by implication) with respect to any other patent, technology or other intellectual property of Sublicensor, which are expressly reserved to Sublicensor. Nothing in this Agreement shall be construed as granting by implication, estoppel, or otherwise any licenses under patents of Sublicensor or Licensor or other persons other than Patents, regardless of whether such patents are dominant or subordinate to any Patent. Sublicensee shall not, at any time, directly or indirectly (i) oppose the, grant of, nor dispute the validity or enforceability of, nor cooperate in any suit, claim, counterclaim or defense against any patent or claim included in any Patent and/or (ii) challenge the Sublicensed Technology, or other intellectual property rights of Sublicensor or Licensor in and to the Sublicensed Technology.

2.4         Patent Filing. Sublicensor in its sole discretion may file patent applications or their equivalents to protect the Sublicensed Technology, and Sublicensor shall be solely responsible for the filing, prosecution and maintenance of all Patents and Sublicensor shall have exclusive control over the filing, prosecution and maintenance of any Patents in the Territory. In the event, Sublicensee requests for filing of any patent applications in any countries within the Territory where Sublicensor has no intention of otherwise filing a patent application, Subject to the prior written approval of the Sublicensor and the Licensor, the Sublicensor will arrange for the filing of the relevant patent applications in the approved countries, subject to the Sublicensee reimbursing the Sublicensor in full for all reasonable documented fees, costs and expenses associated with such filing, prosecution and maintenance of any such Patents, including any legal fees associated with such preparation, filings, prosecution and maintenance of such Patents incurred by the Sublicensor and/or the Licensor in connection with the same. Such fees, costs and expenses shall be reimbursed by Sublicensee promptly upon receipt of invoices from Sublicensor. Sublicensee shall at all times cooperate and shall provide all information and documents which will enable Sublicensor to complete, file, prosecute and maintain the Patents. Sublicensee shall do, execute, acknowledge and deliver, at its own expense, all agreements, documents and notices as may be reasonably requested by Sublicensor to enable it to file, prosecute and maintain the Patents in the Territory.

2.5         BOSS Unit Purchases. Sublicensee will notify the Sublicensor if it wishes to purchase BOSS Units to be supplied to Sublicensee or its sub-sublicensees and if it intends to use the relevant BOSS Unit(s) in the Exclusive Field of Use or the Non-exclusive Field of Use or both. The BOSS Units will be supplied in accordance with this Article, subject to customary terms with respect to production and delivery. In the event that Sublicensor cannot timely meet Sublicensee’s orders for BOSS Units, Sublicensor will engage agents to assist with such production and delivery. If neither Sublicensor nor its agents are able to timely meet Sublicensee’s orders for BOSS Units, Sublicensee after 90 days’ written notice to Sublicensor, may engage its own agents for purposes of producing BOSS Units provided that, if the agents require any support or additional information from the Sublicensor in order to produce the BOSS Units, they must enter into a support and maintenance agreement with the Sublicensor in accordance with the terms of Article 10. Sublicensor will supply and install the first two BOSS Units at Sublicensor’s BOSS Unit Cost under the following payment schedule:

(a)            20% on order placement;

(b)            40% 30 days after order placement;

(c)            20% 60 days after order placement;

(d)            10% when the BOSS Unit is ready to ship; and

(e)            10% on commissioning.

After the first two BOSS Units purchased, the first BOSS Unit purchased in any calendar year will be supplied and installed with a price equal to 200% of Sublicensor’s BOSS Unit Cost (i.e. gross margin of 50%) and each subsequent BOSS Unit in any calendar year supplied and installed with a price equal to 180% of Sublicensor’s BOSS Unit Cost. Beginning in 2020 and continuing throughout the term of this Agreement, no later than four months prior to the end of each calendar year, Sublicensee and Sublicensor will negotiate a BOSS Unit build program for the following calendar year and payments for BOSS Units purchased in such following year will be as follows:

(a)            20% on order placement;

(b)            20% 30 days after order placement;

(c)            10% 60 days after order placement;

(d)            10% when the BOSS Unit is ready to ship; and

(e)            40% on commissioning.

3	ROYALTIES; PAYMENT TERMS; ACCOUNTING; AUDITS

3.1         Royalties. In consideration of the rights granted to the Sublicensee under this Agreement, the Sublicensee agrees to pay to Sublicensor the license fees and royalties set forth in this Section 3.1.

(a)	Initial License Fee. A one-time, nonrefundable initial fee of $2,500,000 , which shall be paid no later than the Longstop Date.

(b)	Royalties in the Exclusive Field of Use or Otherwise Using Same Technology. On all Licensed Products produced by Sublicensor processed using the P&G Technology, whether during the period of any unexpired claim or a pending claim contained in any of the patents or patent applications comprising the P&G Technology, or thereafter (during which period thereafter Sublicensee’s rights would no longer be exclusive however the royalty payable during the remaining term of this Agreement would remain the same), in any calendar year during the term of this Agreement in a location where a Patent is issued and continuing over the life of such Patent, the Sublicensee shall pay to Sublicensor a royalty as follows:

(i)	$0.00/mT for all production volume from 0 - 228,000 mT as measured by volume of purified product produced after using the P&G Technology;

(ii)	$22.0/mT for all production volume above 228,000 mT up to 342,000 mT as measured by volume of purified product produced after using the P&G Technology; and

(iii)	$33.0/mT for all production volume above 342,000 mT as measured by volume of purified product produced after using the P&G Technology.

For purposes of clarity, no royalty shall be due or payable under this Section 3 with respect to materials generated that are not used for further processing using the P&G Technology provided that the feed going into the BOSS Unit has a minimum of five percent by weight (5%) of the polyolefins targeted for further processing using the P&G Technology and with these targeted polyolefins ultimately processed (immediately or after stockpiling) in a commercial facility using the P&G Technology with said commercial facility having a name plate production capacity of 10,000 mT per annum or greater. After December 31, 2022, royalties under this Section 3.1(b) shall be increased annually each calendar year during the term of this Agreement per any increases in the CPI (or, in the event that a price index for recycled polypropylene is established with general industry acceptance, such recycled polypropylene index) with a maximum escalation of no more than two percent (2%) per annum.

(c)	Royalties in the Non-exclusive Field of Use. On all Licensed Products produced by Sublicensor in the Non-exclusive Field of Use and not described in Section 3.1(b) above (with respect to the period after any expired claim or pending claim contained in any of the patents or patent applications comprising the P&G Technology), in any calendar year during the term of this Agreement in a location where a Patent is issued and continuing over the life of such Patent, the Sublicensee shall pay to Sublicensor a percentage royalty equal to 10% of Net Sales from such Licensed Product.

(d)	Royalties for Non-Qualifying Feedstock. With respect to materials generated at a commercial facility using the P&G Technology that are not used for further processing using the P&G Technology where either (i) the feed going into the BOSS Unit has less than five percent by weight (5%) of the polyolefins targeted for further processing using the P&G Technology; or (ii) are processed at a commercial facility using the P&G Technology but having a name plate production capacity of less than 10,000 mT per annum, in any calendar year during the term of this Agreement in a location where a Patent is issued and continuing over the life of such Patent, the Sublicensee shall pay to Sublicensor a percentage royalty equal to 10% of Net Sales from such Licensed Product.

(e)	Royalties shall be due and payable within 30 days following the end of each calendar quarter during which the end product produced by the P&G Technology is sold.

3.2         Payment. Sublicensee shall pay when due all amounts owing to Sublicensor pursuant to or in connection with this Agreement. All payments in this Agreement are stated in U.S. Dollars, and all amounts payable to Sublicensor hereunder shall be calculated and paid in U.S. Dollars. Any amounts payable by Sublicensee that are not paid when due, shall accrue interest beginning on the first day following the period to which such payment relates, calculated at the annual rate of the sum of two percent (2%) plus the prime interest rate quoted by Wall Street Journal (U.S. editions) on the date said payment is due, or on the date the payment is made, whichever is higher, the interest being compounded on the last day of each payment period, provided that in no event shall said annual rate exceed the maximum interest rate permitted by law in regard to such payments

3.3         Payment Default. In the event Sublicensee fails to pay to Sublicensor any royalty payable under this Agreement, and such failure shall continue for a period of 30 days after the giving by Sublicensor of written notice thereof to Sublicensee, Sublicensor shall have the right to terminate this Agreement after the expiration of that 30-day period by providing written notice of such termination to Sublicensee. In the event Sublicensor has the right to terminate this Agreement pursuant to this Section 3.5, Sublicensor may, at its election and in lieu of termination, convert the exclusive license rights granted to Sublicensee for the Exclusive Field of Use hereunder to a nonexclusive license. Sublicensor’s rights under this Section 3.3 shall be in addition to any and all rights and remedies available to Sublicensor in equity or at law.

3.4         Retention of Records. While this Agreement remains in effect and for two years thereafter, Sublicensee shall keep full and accurate books of account and copies of all documents and other material relating to this Agreement for the rolling prior five (5) year period at Sublicensee’s principal office.

3.5         Audits by Sublicensor. Sublicensor, by its duly authorized agents and representatives, shall have the right to inspect Sublicensee’s operations, business offices, records, and other documents during normal business hours, to examine Sublicensee s use of the Sublicensed Technology and to ensure Sublicensee’s compliance with this Agreement over the prior period of up to two (2) years. At Sublicensor’s request, Sublicensee shall send samples of Licensed Products to Sublicensor for analysis and shall submit current labels of Licensed Products to Sublicensor for inspection. The records as described in Section 3.4 above shall be available for inspection, during normal business hours, upon reasonable notice, by Sublicensor or by an independent certified public accountant retained by Sublicensor at Sublicensor’s expense, for the purpose of verifying Sublicensee’s royalty statements and compliance with this Agreement. For the purposes of conducting an audit, Sublicensee shall also make available to Sublicensor books of accounts and records of sub-sublicenses in possession of Sublicensee or which Sublicensee can require sub-sublicensees to provide. In the event that Sublicensee’s royalties calculated for any calendar year are in error by greater than five percent (5%), Sublicensee shall in addition to paying Sublicensor any underpaid Royalty, reimburse Sublicensor for all reasonable professional fees and other costs incurred by Sublicensor in conducting such audit and review, together with interest on the overdue Royalty amount at a rate of 1.5% per month. All information and materials made available to or otherwise obtained or prepared by or for the auditor in connection with such audit will be deemed Sublicensee’s Confidential Information and will be subject to the auditor’s entry, prior to conducting the audit, into a written agreement with Sublicensee containing confidentiality and restricted use obligations at least as restrictive as those set out in Section 14.

3.6         Royalty Statements. Sublicensee shall furnish to Sublicensor, at the same time it makes payment of royalties, a full and complete statement, duly certified by an officer of Sublicensee to be true and accurate, showing the number of each type of Licensed Product in finished goods inventory during the calendar quarter in question, the number of each type of Licensed Product sold during the calendar quarter in question, the total gross sales revenues for each such Licensed Product, an itemization of all allowable deductions, if any, the Net Sales price for each such Licensed Product and the amount of Royalties due with respect to all Licensed Product sales.

4.	PATENT MARKING AND RECORDATION.

4.1         Patent Marking. Sublicensee shall comply with all applicable United States and foreign statutes, rules and regulations related to the marking of Licensed Product(s) and their packaging with patent notices, patent pending, patent number(s), copyrights, trademark notices, or other intellectual property notices, and legends required to maintain the intellectual property rights licensed in this Agreement.

4.2         Recordation of License. If recordation of this Agreement or any part of it with a national or supranational governmental having jurisdiction is necessary for Sublicensee to fully enjoy the rights, privileges, and benefits of this Agreement, Sublicensor shall, at its own expense and as soon as practicable, record this Agreement or all such parts of this Agreement and information concerning the license granted hereunder with each such appropriate national or supranational governmental authority.

5.	OWNERSHIP OF DERIVATIVE TECHNOLOGY

Any Derivative Technology created by the Sublicensee during the term of this Agreement shall be owned by Sublicensee. Upon creation of the Derivative Technology, Sublicensee agrees to disclose such Derivative Technology to Sublicensor and shall provide such other information as is reasonably required by the Sublicensor to evaluate the Derivative Technology effectively. The Sublicensee hereby grants to Sublicensor (including the right to sub-license to the Licensor) an irrevocable, royalty-free, non-exclusive, transferrable, worldwide license to use such Derivative Technology outside of the Exclusive Field of Use. Sublicensor agrees to execute all documents reasonably requested by Sublicensee and provide reasonable assistance to Sublicensee, at Sublicensee’s sole cost and expense, to enable Sublicensee to secure its rights in and to the Derivative Technology.

6.	REPRESENTATION AND WARRANTIES; DISCLAIMER OF WARRANTIES; LIMITATION OF LIABILITY.

6.1         Sublicensor represents and warrants to Sublicensee that (i) Sublicensor has the authority to enter into this Agreement and to perform its obligations set forth in this Agreement, (ii) Sublicensor is not a party to any agreement that conflicts with this Agreement, and (iii) Sublicensor has not granted to any third party any right, license, or privilege that conflicts with, or that would be breached or otherwise violated by this Agreement. Sublicensor further represents and warrant to Sublicensee that:

(a)	it is the owner or authorised licensor of the Patents and that it has and throughout the term of this Agreement will retain, the full power and authority to grant the intellectual property and other rights granted in this Agreement without the further consent of any third party;

(b)	it is not aware that the Patents infringe any other party’s intellectual property rights and has received no notice or correspondence to that effect; and

(c)	it is not aware of any parties infringing on the Patents,

(d)	as at the Effective Date, the Sublicensor is not the registered proprietor or licensees of any additional patents or patent applications that the Sublicensee requires a licence to use in order to make, use, offer to sell, sell, and import the Licensed Products in the Territory;

(e)	Licensor has complied with all applicable laws in connection with the prosecution of the Patents, including any disclosure requirements of all applicable patent offices, and has timely paid all filing and renewal fees payable with respect thereto; and

(f)	there is no settled, pending, or threatened litigation, claim, or proceeding alleging that any Patent is invalid or unenforceable (including any interference, nullity, opposition, inter parties, or post-grant review or similar invalidity or patentability proceedings before any patent office), and it has no knowledge of any factual, legal, or other reasonable basis for any such litigation, claim, or proceeding;

and acknowledges that Sublicensee is relying on such warranties in entering into this Agreement.

6.2         To the extent permitted by law, nothing in this Agreement shall constitute any representation or warranty that:-

(a)	any Patent (if a patent application) shall proceed to grant or, if granted, shall be valid; or

(b)	the exercise by the Sublicensee of its rights granted under this Agreements will not infringe the rights of any person.

6.3         Sublicensee represents and warrants to Sublicensor that:

(a)	Sublicensee has the authority to enter into this Agreement and to perform its obligations set forth in this Agreement,

(b)	Sublicensee has secured, and will maintain in full force and effect during the term of this Agreement, any and all permits, licenses, consents and approvals required for use of the Sublicensed Technology and Derivative Technology and to perform Sublicensee’s obligations under this Agreement;

(c)	Sublicensee will only make use of the Patents in accordance with the terms of this Agreement;

(d)	Sublicensee will comply with all regulations and practices in force or use in the Territory to safeguard the Licensor and/or the Sublicensee’s rights in the Patents; and

(e)	Sublicensee will promptly notify the Sublicensor of any of the matters listed in Section 12.5 arising in respect of the Sublicensee.

6.4         Sublicensee undertakes and covenants with the Licensor and the Sublicensee that for the term of this Agreement and for five years thereafter it will not employ, contract with or in any way engage with any employee of the Licensor and the Sublicensor or any ex-employee of the Licensor and the Sublicensor.

7.	INDEMNIFICATION; LIMITATION OF LIABILITY

7.1         Sublicensor Indemnification. Sublicensor hereby agrees to indemnify, defend and hold harmless Sublicensee, its affiliates, and their respective directors, officers, employees and agents, from and against any and all liabilities, obligations, damages, penalties, fines, loss, awards, judgments, costs, and expenses (including, without limitation, reasonable attorneys’ fees and costs), relating to any claim, action or proceeding initiated or threatened (collectively “Losses”) arising out of (i) any failure by Sublicensor to perform its obligations under this Agreement; or (ii) any breach by Sublicensor of a representation, warranty or covenant set forth in this Agreement.

7.2         Sublicensee Indemnification. Sublicensee shall indemnify, defend and hold harmless Sublicensor, its affiliates, Licensor, and their respective directors, officers, employees and agents (the “Indemnitees”) from and against any Losses incurred by or imposed upon the Indemnitees or any one of them as a result of (i) any failure by Sublicensee to perform its obligations under this Agreement or by a sub-sublicensee to perform its obligations under a sub-sublicense agreement; or (ii) any breach by Sublicensee of a representation, warranty or covenant set forth in this Agreement or by any of its sub-sublicensees’ breach of a representation, warranty or covenant set forth in a sub-sublicense agreement.

7.3         Claims Procedures. With respect to any claims falling within the scope of the foregoing indemnification: (i) each Party agrees promptly to notify the other of and keep the other fully advised with respect to such claims and the progress of any suits in which the other Party is not participating; and (ii) each Party shall have the right to participate, at its sole expense, in any suit instituted against it.

7.4         IN NO EVENT SHALL EITHER PARTY, ITS SUBCONTRACTORS, EMPLOYEES, AFFILIATES OR SUBSIDIARIES, BE LIABLE TO THE OTHER UNDER THIS AGREEMENT FOR ANY CONSEQUENTIAL, INDIRECT, PUNITIVE, INCIDENTAL OR SPECIAL DAMAGES, INCLUDING LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE (AND WHETHER OR NOT THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF), ARISING FROM ANY CAUSE OF ACTION WHATSOEVER, INCLUDING CONTRACT, WARRANTY, STRICT LIABILITY, OR NEGLIGENCE EXCEPT WITH RESPECT TO CLAIMS UNDER SECTIONS 7.1 AND 7.2, IN NO EVENT SHALL ANY PARTY’S AGGREGATE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT EXCEED THE TOTAL AMOUNT PAID TO SUBLICENSOR BY SUBLICENSEE IN THE SIX MONTHS PRECEDING ANY CLAIM MADE BY A PARTY. WITH RESPECT TO CLAIMS UNDER SECTIONS 7.1 , IN NO EVENT SHALL THE SUBLICENSOR’S AGGREGATE LIABILITY EXCEED $3,000,000. WITH RESPECT TO CLAIMS UNDER SECTIONS 7.2, IN NO EVENT SHALL THE SUBLICENSEE’S AGGREGATE LIABILITY EXCEED $10,000,000.

8	INSURANCE.

8.1         Sublicensee agrees to obtain and maintain at its own expense, product liability insurance coverage providing protection at a minimum, in the amount of $6,000,000 USD per occurrence/$11,000,000 USD annual aggregate. Such coverage shall be in place from the time a BOSS UNIT is delivered and as set forth in Section 8.2 for each location where a BOSS UNIT is operating in support of the Sublicensee’s business.

8.2         Sublicensee shall maintain such product liability insurance beyond the expiration or termination of this Agreement during (i) the period (as contemplated by Section 12.7) that any Licensed Product relating to, or developed pursuant to, this Agreement is being commercially distributed or sold by Sublicensee or by a sub-sublicensee or agent of Sublicensee and (ii) a period not less than the statute of limitations for product liability claims in the state in which the Licensed Product is being used.

8.3         Sublicensee shall, at its own expense, carry general liability (also known as public liability) insurance (with a minimum cover of $6,000,000 USD) and worker’s compensation (also known as employers’ liability) insurance (with a minimum cover of $10,000,000 USD) from the time a BOSS UNIT is delivered and as set forth in Section 8.2 for each location where a BOSS UNIT is operating in support of the Sublicensee’s business and shall supply the Licensor with a copy of such policy on request.

9	INFRINGEMENT.

9.1         Each of the Sublicensor and the Sublicensee shall immediately notify the other in writing, giving full particulars, if any of the following matters come to its attention:

(a)         any actual, suspected or threatened infringement of any of the Patents;

(b)         any actual or threatened claim that any of the Patents is invalid;

(c)         any actual or threatened opposition to any of the Patents;

(d)         any claim made or threatened that exploitation of any of the Patents infringes the rights of any third party;

(e)         any person applies for, or is granted, a patent by reason of which that person may be, or has been, granted rights which conflict with any of the rights granted to the Sublicensee under this Agreement;

(f)          any application is made for a compulsory licence under any Patent; or

(g)         any other form of attack, charge or claim to which the Patents may be subject.

Such notice shall include all information with respect to the infringement necessary to conduct a lawsuit, including any available evidence of such infringement. The parties will meet reasonably promptly following notification of any matter under this Article 9 to decide what action, if any, should be taken by the Sublicensor in respect of the relevant infringement, challenge or breach.

9.2         Sublicensor shall have the first right, but not the obligation, to institute and prosecute, at its own expense, all actions, suits or proceedings against such violations, and Sublicensor may, for such purposes, join Sublicensee as a party plaintiff. Sublicensor shall keep any recovery or damages for past infringement derived from any such actions, suits or proceedings.

9.3         If Sublicensor fails to initiate proceedings to prevent, or otherwise respond to such violation of Sublicensed Technology within 6 months of receipt of written notice of such violation from Sublicensee, Sublicensee shall have the right upon written notice to Sublicensor to initiate and/or prosecute at its sole cost and expense such legal or equitable proceedings as Sublicensee may deem necessary or appropriate to prevent or terminate such infringement or to recover damages in respect thereof. In the event Sublicensee institutes an action for infringement of any Sublicensed Technology under this Section 9.3 and a settlement is entered into or monetary damages are awarded in a final non-appealable judgment, the amount paid as a result of such settlement or the monetary damages awarded shall first be applied to the payment of Sublicensee’s reasonable out-of-pocket expenses, including reasonable attorney’s fees incurred in bringing the action, and the balance of any such amount shall be divided appropriately between Sublicensee, Licensor, and Sublicensor with reference to the relative monetary injury suffered by each as a result of the infringement for which such amount is recovered. The Parties shall at all times use reasonable endeavors to cooperate with each other and keep each other fully informed with respect to any proceedings initiated and/or prosecuted pursuant to this Article 9.

The Party not in control of the suit or proceedings shall, at the request and expense of the controlling Party, render all reasonable assistance, including, providing all information and documents in its possession and any witnesses as are or may be required in the conduct of any proceeding referred to in this Article 9.

9.1         Each Party shall promptly notify the other if any legal proceedings are commenced or threatened against either Party or any purchaser of a Licensed Product sold by Sublicensee on the ground that the manufacture, use, sale or possession of the Licensed Product is an infringement of a third party’s patent or other intellectual property rights.

10.	SUPPORT AND MAINTENANCE OF BOSS UNITS.

An optional support and maintenance contract for the support and/or maintenance of BOSS Units purchased or developed by Sublicensee or its sub-sublicensees will be provided by Sublicensor to Sublicensee or its sub-sublicensees on the standard terms and conditions prevailing for such services at the time.

11.	PUBLIC STATEMENTS OR RELEASES.

The Parties hereto agree that neither Party will make, issue or release any public announcement, press release, statement or acknowledgment of the existence of, or reveal the status of, this Agreement, or the transactions provided for herein without first obtaining the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed. The Parties agree that upon execution of this Agreement, the Parties will issue a press release, the content of which shall be mutually agreed to by the Parties. Nothing contained in this section shall prevent any party from making such public announcements as such party may reasonably consider necessary in order to comply with the requirements of any governmental entity having jurisdiction. In any event, neither party will issue a public announcement without providing the other party a reasonable opportunity to review and comment on the proposed public announcement.

12.	TERM; TERMINATION; EFFECT OF TERMINATION.

12.1       Term. This Agreement commences on the Effective Date and unless terminated in accordance with Sections 12.2 through 12.4 shall remain in full force and effect until the last to expire of any of the Patents. In the event no patents are issued for any patent application listed on Exhibit A, as such exhibit is revised by Sublicensor from time to time to add new patents and patent applications, the term of this Agreement shall continue unless terminated in accordance with Sections 12.2 through 12.4.

12.2       Termination of License Agreement. This Agreement shall automatically terminate upon the expiration or termination of the License Agreement and, in lieu of this License Agreement, Sublicensee shall have a direct license with identical terms pursuant to Section 13.1.

12.3       Material Breach. In the event that either Party commits a breach of any material obligation under this Agreement by causes and reasons within its control and responsibility, and the breaching Party fails to remedy the breach within 15 days after receipt of written notice of that breach from the non-breaching Party, the non-breaching Party may, at its option and in addition to any other remedies which it may have at law or in equity, terminate this Agreement after the expiration of such 15-day period by sending written notice of termination to the breaching Party, and such termination shall be effective as of the date of the receipt of such notice.

12.4       Failure to Pay Royalties. Sublicensor has the option to terminate this Agreement as provided in Section 3.3.

12.5       Bankruptcy. Sublicensor shall have the right to immediately terminate this Agreement upon or after an Insolvency Event of Sublicensee. An “Insolvency Event means, the occurrence of any one of the following events: (i) a court of competent jurisdiction shall have entered a decree or order for relief in respect of Sublicensee in an involuntary proceeding under any applicable United States bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee (or other similar official) of Sublicensee or of all or any substantial part of its property, or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (ii) Sublicensee shall have commenced a voluntary proceeding under any applicable United States bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or shall have consented to the entry of an order for relief in an involuntary case under any such law, or shall have consented to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, (or other similar official) of the Party or of all or any substantial part of its property, or shall have made an assignment for the benefit of creditors.

12.6       Except as set forth in Section 12.7 and Section 12.8, upon expiration or termination of this Agreement prior to the last to expire of any of the Patents, Sublicensee shall immediately (i) cease use of all Sublicensed Technology and return all documents containing such Sublicensed Technology to Sublicensor, and (ii) cease practice of any inventions covered by the Patents. Upon expiration or termination of this Agreement, Sublicensor shall not be liable or obligated to Sublicensee with respect to any payments, exemplary, special or consequential damages, indemnifications or other compensation regarding such expiration or termination, irrespective of whether such obligations or liabilities may be contemplated in the law of the Territory or elsewhere, and Sublicensee hereby waives and relinquishes any rights, pursuant to law or otherwise, to any such payments, indemnifications or compensation. Articles 5, 6, 7,14 and 15 and Sections 2.3, 2.4, 8.2, 12.6, 12.7 and 12.8 of this Agreement shall survive the termination or expiration of this Agreement.

12.7       Sell-off Rights. Notwithstanding the foregoing, if this Agreement expires in accordance with Section 12.1 upon the expiration of the last to expire Patent, Sublicensee’s license to use Sublicensed Technology shall terminate except for the production of and sale of Licensed Products for which production had begun prior to notice of such expiration or termination. Sublicensee shall continue to sell such Licensed Product for up to six (6) months after such expiration or termination of this Agreement. Immediately upon expiration or termination of this Agreement all rights of Sublicensee, except as expressly stated in this Section 12.7, shall revert to Sublicensor and Sublicensee shall not be obligated to make any payments pursuant to this Agreement, other than amounts accrued but unpaid as of the date of such expiration or termination, and royalties due on Licensed Products sold by Sublicensee after the termination or expiration of this Agreement in accordance with this Section 12.7, and for Licensed Products for which the sales proceeds are received by Sublicensee after such date.

12.8       Upon expiration or termination of this Agreement pursuant to Section 12.1 (expiration of Patents), Sublicensee shall have the right to continue, following the expiration of the Patents (“Expiration Date”), to use the Sublicensed Technology in connection with the manufacture and sale of Licensed Products, throughout the world on a non-exclusive basis.

12.9       In the event of expiration and/or termination of this Agreement for any reason, Sublicensee shall assign all of its rights and interests in any existing sub-sublicense agreements to Sublicensor and Sublicensor shall have the right to collect royalties from such sub-sublicensees. Sublicensee acknowledges that after the termination or expiration of this Agreement, Sublicensee shall have no right to collect royalties or share in the royalties collected from the sub-sublicensees.

13.	LICENSOR OBLIGATIONS.

13.1       Direct License from Licensor. In the event that the License Agreement is terminated or Sublicensor’s rights thereunder are otherwise limited in any manner that would negatively impact Sublicensee’s rights under this Agreement, for any reason, including, without limitation, after any breach of the License Agreement by Sublicensor with immediate effect by serving written notice on the Sublicensor and the Sublicensee the Licensor hereby joins this Agreement for the purpose of guaranteeing that, notwithstanding any such termination of the License Agreement, Sublicensee’s rights under this Agreement shall not be disturbed or terminated and Sublicensee shall be entitled to continue all of its rights under this Agreement; provided that, there exist no material defaults by Sublicensee under this Agreement at such time. At all times after Licensor provides written notice to Sublicensee of such termination or other event, Sublicensee shall thereafter pay all royalties under this Sublicense directly to Licensor and Sublicensee shall be bound to Licensor under all the executory terms, covenants, and conditions of the Agreement for the balance of the term of this Agreement with the same force and effect as if Licensor had been the original sublicensor under the Agreement. This attornment shall be effective and self-operative without the execution of any further instruments evidencing Licensor’s succession to the interest of Sublicensor under this Agreement.

13.2       Business Confidential Information Received by Licensor. Sublicensor hereby agrees that no technical Confidential Information provided by Sublicensee shall be disclosed by Sublicensor to Licensor. Sublicensor also agrees that non-technical Confidential Information shared by Sublicensee related to the Sublicensee’s business and current, future and proposed products and services of Sublicensee, including for example and without limitation, Sublicensee’s information concerning financial information, procurement requirements, customer lists, business forecasts, sales information, marketing plans and business plans, in each case whether or not marked as “confidential” or “proprietary” will not be disclosed by the Sublicensor to the Licensor except any to which Sublicensor is required to share with Licensor under the terms of the License. This information shall be maintained by Licensor as confidential and as a “Receiving Party” under the terms of Section.14 below.

13.3       For the avoidance of doubt, the Licensor shall have no other rights, liabilities or obligations under this Agreement other than those specified in this Section 13 and the Sublicensor and the Sublicensee, severally and not jointly, hereby agree to hold the Licensor harmless against any and all Losses incurred by it under this Agreement arising out of any third party claim based upon failure by such indemnifying party to perform its obligations under this Agreement.

13.4       Licensor represents and warrants to Sublicensee that Licensor has the authority to enter into this Agreement, has taken any and all action necessary under the License to approve this Agreement and to perform its obligations set forth in this Agreement.

14.	CONFIDENTIALITY.

14.1       Confidentiality Obligations. Each other Party (the “Receiving Party”) acknowledges that in connection with this Agreement it will gain access to Confidential Information of the other Party (the “Disclosing Party”). As a condition to being furnished with Confidential Information, the Receiving Party shall, during the Term and for three (3) years thereafter:

(a)	not use the Disclosing Party’s Confidential Information other than as strictly necessary to exercise its rights and perform its obligations under this Agreement; and

(b)	maintain the Disclosing Party’s Confidential Information in strict confidence and, subject to Section 14.2, not disclose the Disclosing Party’s Confidential Information without the Disclosing Party’s prior written consent, provided, however, the Receiving Party may disclose the Confidential Information to its Representatives who:

(i)	have a need to know the Confidential Information for purposes of the Receiving Party’s performance, or exercise of its rights with respect to such Confidential Information, under this Agreement;

(ii)	have been apprised of this restriction; and

(iii)	are themselves bound by written nondisclosure agreements at least as restrictive as those set out in this Section 14, provided further that the Receiving Party will be responsible for ensuring its Representatives’ compliance with, and will be liable for any breach by its Representatives of, this Section 14.

The Receiving Party shall use reasonable care, at least as protective as the efforts it uses with respect to its own confidential information, to safeguard the Disclosing Party’s Confidential Information from use or disclosure other than as permitted hereby.

14.2       Exceptions. If the Receiving Party becomes legally compelled to disclose any Confidential Information, the Receiving Party shall:

(a)	provide prompt written notice to the Disclosing Party so the Disclosing Party may seek a protective order or other appropriate remedy or waive its rights under Section 14; and

(b)	disclose only the portion of Confidential Information it is legally required to furnish.

If a protective order or other remedy is not obtained, or the Disclosing Party waives compliance under Section 14, the Receiving Party shall, at the Disclosing Party’s expense, use reasonable efforts to obtain assurance that confidential treatment will be afforded the Confidential Information.

15.	MISCELLANEOUS.

15.1       Assignment. This Agreement shall be binding upon, inure to the benefit of and be enforceable by and against the parties and their respective successors and permitted assigns. Neither Party may assign any of its rights of this Agreement or delegate any of its obligations without the prior written consent of the other Party, which shall not be unreasonably withheld. Notwithstanding the foregoing, either Party may assign this Agreement without such consent to any person or entity controlling, controlled by, or controlled in conjunction with such Party or that acquires all or substantially all of the assets and business of the assigning Party by merger or purchase, provided that such assignee person or entity assumes in writing all of the terms and conditions of this Agreement. Any assignment in violation of this Section 15.1 is null and void.

15.2       Independent Contractors. Sublicensee and Sublicensor are not and shall not be deemed or considered to be joint venturers, partners, agents, servants, employees, fiduciaries, or representatives of each other, and no Party to this Agreement shall have the right or power to bind or obligate any other Party to, or third party beneficiary of, this Agreement, except as set forth herein. Sublicensee and Sublicensor shall each function at all times as an independent contractor hereunder, and shall pay all employment taxes, maintain unemployment compensation accounts, and provide other benefits to its employees as required by law.

15.3       Notices. All notices, requests, demands and other communications required to be given pursuant to this Agreement shall be in writing and shall be deemed to have been duly given upon personal delivery, or five (5) days after being mailed by registered or certified mail, return receipt requested, or one (1) business day after being sent by nationally recognized overnight courier, or on the date of the transmission if sent by facsimile or e-mail (provided that notice shall be effective on the first business day following the date of transmission if transmission is effected on a non-business day or after normal business hours). Notice to the Parties shall be addressed to the addresses identified on the signature page of this Agreement.

15.4       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, USA without regard to principles of conflicts of law.

15.5       Entire Agreement; Amendment. This Agreement, together with all exhibits attached hereto which are hereby incorporated by reference, constitute the entire agreement between the Parties with respect to the subject matter hereof, and supersede any and all other understandings and agreements, either oral or written, between the Parties hereto with respect to such subject matter. This Agreement may not be altered, amended, or modified, except by written instrument signed by the Parties hereto.

15.6       Nonwaiver of Rights. Failure of any Party hereto to enforce any of the provisions of this Agreement or any rights with respect thereto or failure to exercise any election provided for herein shall in no way be considered to be a waiver of such provisions, rights or elections or in any way affect the validity of this Agreement. In order to be enforceable, a waiver must be in writing and signed by the Party against whom the waiver is to be enforced. The failure of any Party to exercise any of said provisions, rights, or elections shall not preclude or prejudice such Party from later enforcing or exercising the same or any other provisions, rights, or elections which it may have under this Agreement.

15.7       Headings. The headings and captions used in this Agreement are intended and shall for all purposes be deemed to be for convenience only and shall have no force or affect whatsoever in the interpretation of this Agreement.

15.8       Counterparts. This Agreement may be executed in multiple counterparts, all of which together shall constitute one Agreement.

15.9       Invalid Provisions. If any term, provision, covenant, or condition of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the provisions shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

15.10     Arbitration. The Parties hereby agree that the dispute shall be referred to and finally resolved by arbitration administered by the Rules of Arbitration of the International Chamber of Commerce (“ICC”) in force when the notice of arbitration is submitted, subject to the following: -

(a)	The number of arbitrators shall be three unless the parties agree in writing that it shall be one. Where the number of arbitrators is to be three each Party shall be entitled to appoint one arbitrator with the chairman to be appointed by agreement between the party appointed arbitrators or, failing agreement, by the ICC on the application of either Party. Where the number of arbitrators is to be one, the arbitrator shall be appointed by agreement between the Parties or, failing agreement, by the ICC on the application of either Party.

(b)	The seat, or legal place of arbitration shall be London; and

(c)	The language to be used in the arbitral proceedings shall be English.

The commencement of arbitration will not prevent either Party from applying for an interim court order at a court with the required jurisdiction.

Exhibit A

Patents

WO2016016623A1

EU15756439

GB1510035

CN106660053A

EXHIBIT B

P&G Technology

Patent Number	Application Publish Date	Patent Granted Date	Description
9,982,066	June 23, 2016	May 29, 2018	Method for purifying contaminated polymers
9,890,225	June 23, 2016	February 13, 2018	Method for purifying contaminated polymers
9,834,621	June 23, 2016	December 12, 2017	Method for purifying contaminated polypropylene
9,803,035	June 23, 2016	January 31, 2017	Method for purifying contaminated polyethylene
9,695,259	June 23, 2016	July 4, 2017	Method for purifying contaminated polymers
Application Number	Application Publish Date	Status	Description
20180171097	June 21, 2018	Under Review	Method for Separating and Purifying Materials from a Reclaimed Product
20180171096	June 21, 2018	Under Review	Method for Purifying Reclaimed Polymers
20180171095	June 21, 2018	Under Review	Method for Purifying Reclaimed Polypropylene
20180171094	June 21, 2018	Under Review	Method for Purifying Reclaimed Polypropylene

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized officers or representatives as of the date first written above.

IMPACT RECYCLING LIMITED

By:	/s/ A G Bailey

Name:	A G Bailey

Title:	Director

PURECYCLE TECHNOLOGIES, LLC

By:	/s/ Richard K Brenner

Name:	Richard K Brenner

Title:	Board Member

IN WITNESS WHEREOF, the Licensor agrees to the terms of Article 13 only and has caused this Agreement to be executed by its duly authorized officers or representatives as of the date first written above.

IMPACT LABORATORIES LIMITED

By:	/s/ Kevin Ross

Name:	Kevin Ross

Title:	Managing Director